Contact

www.linkedin.com/in/ieaves (LinkedIn)
github.com/ieaves (Other)

Top Skills

Python
SQL
Django

Languages

English

Publications

Time-dependent spatial intensity profiles of near-infrared idler pulses from nanosecond optical parametric oscillators

Visions: An Open-Source Library for Semantic Data

Synchronized Mid-infrared Beam Characterization of Narrow gap Semiconductors

Ian Eaves

Founder @ Grai (YC S22) | Making data lineage simple.
St Louis, Missouri, United States

Summary

Physicist turned Data Scientist turned Founder. Working to make the world of data a little better, one open-source project at a time.

Experience

Grai
Founder
February 2021 - Present (2 years 2 months)

Data lineage made simple. Understand & test how your data relates across databases, warehouses, APIs and dashboards.

Centene Corporation
2 years 1 month

Lead Machine Learning Engineer
April 2021 - June 2021 (3 months)

Lead Data Scientist
June 2019 - April 2021 (1 year 11 months)
Greater St. Louis Area

CiBO Technologies
Lead Data Scientist
May 2018 - May 2019 (1 year 1 month)
Greater St. Louis Area

Monsanto Company
Data Scientist
February 2017 - May 2018 (1 year 4 months)
Greater St. Louis Area

Better Weekdays
Senior Data Scientist
May 2016 - February 2017 (10 months)
Greater St. Louis Area

Bellhops
Lead Data Scientist
December 2014 - May 2016 (1 year 6 months)

Drexel University
Research Assistant
September 2011 - December 2014 (3 years 4 months)

Helmholtz Zentrum Berlin
Research Assistant
June 2012 - December 2012 (7 months)

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Education

Drexel University
Master's Degree, Physics · (2011 - 2013)

Baylor University
Bachelor's Degree, Physics · (2007 - 2011)